News Release

Resin Systems Signs First Licensing Agreement

Edmonton, Alberta, June 7, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced the agreement to enter into RSI’s first licensing of its technology.  The agreement is with LAPA Development Ltd. (“LAPA”) of Toronto, Ontario. LAPA is related to Harwell Hesco Electric Supply Company Ltd. (“Hesco”), RSI’s current distributor of utilities products in Ontario.  The agreement significantly accelerates and supersedes the licensing of RSI technology into Eastern Canada from the option agreement that existed between RSI and Hesco. The agreement provides for the manufacturing of power, lighting and communications utility products to begin under license in Ontario no later than 2006.  The license includes all engineering and technology transfer to be provided by RSI as well as the ongoing supply of Version resin for all products produced.  The agreement also includes ongoing perpetual royalty obligations to RSI.

Hesco www.harwellhesco.com  is headquartered in Toronto, Ontario.  Hesco is a full line stocking electrical distributor, which has been supplying its Industrial, Utilities, Institutional, Original Equipment Manufacturers, and Contractor customers since 1957. As an ISO registered company it has stocking branches in Toronto, Barrie, Markham, Hamilton, Burlington and St. Catharine’s. The company services over 2,000 customers throughout Southern Ontario.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

Resin Systems Inc.

Ph: (780) 482-1953

Email: greg@resinsystemsinc.com

www.resinsystemsinc.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.